EXHIBIT 3.2
AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

TRUMP ENTERTAINMENT RESORTS, INC.

Effective December 13, 2012, Section 1 of Article III of the Amended and Restated Bylaws of Trump Entertainment Resorts, Inc. shall be amended and restated in its entirety to be read as follows:

Section 1. Number and Qualifications: Subject to the provisions of the Certificate of Incorporation, the Board of Directors shall consist of seven (7) directors unless otherwise determined by the Board of Directors. Subject to the Certificate of Incorporation, such number may be changed from time to time by vote of the Board of Directors or the stockholders; provided, however, that such number of directors shall not be less than five (5) or more than eleven (11).